EXHIBIT 12(b)

J. C. Penney Company, Inc.
and Consolidated Subsidiaries
Computation of Ratios of Available Income from Continuing Operations to Fixed Charges

	52 Weeks	52 Weeks	52 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in Millions)	1/29/05	1/31/04	1/25/03	1/26/02	1/27/01
Income/(loss) from continuing operations	$1,021	$546	$415	$273	$(299)
(before income taxes and capitalized interest)
Fixed charges:

Interest (including capitalized interest) on:

Operating leases	60	65	78	74	88

Short-term debt	3	6	4	—	13

Long-term debt	373	429	403	426	464

Capital leases	—	—	—	1	3

Bond premiums	47	—	—	—	—

Other, net	18	21	22	11	(2)

Less: interest expense of discontinued operations	(95)	(164)	(162)	(155)	(214)

Total fixed charges	406	357	345	357	352

Total available income	$1,427	$903	$760	$630	$53

Ratio of available income to combined fixed charges	3.5	2.5	2.2	1.8	0.2 *

* Total available income from continuing operations (before income taxes and capitalized interest) was not sufficient to cover fixed charges by $299 million.